Filed by Bonanza Creek Energy, Inc.
(Commission File No. 001-35371)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Extraction Oil & Gas, Inc.
(Commission File No. 001-37907)

Bonanza Creek Energy, Inc. (Civitas + Crestone Peak) June 7, 2021

Corporate Speakers:

•	Marianella Foschi; Extraction Oil & Gas; CFO

•	Tom Tyree; Extraction Oil & Gas; CFO

•	Eric Greager; Bonanza Creek; CEO

•	Brian Cain; Bonanza Creek; VP of External Affairs & ESG Policy

•	Matt Owens; Bonanza Creek; COO

Participants:

•	Leo Mariani; KeyBanc Capital Markets; Energy Analyst

•	Noel Parks; Tuohy Brothers; Managing Director, CleanTech and E&P

•	Michael Scialla; Stifel Nicolaus; Analyst

•	Jeff Robertson; Water Tower Research; Analyst

PRESENTATION

Operator: Good morning. I am Andrea and I will be your conference facilitator today. I would like to welcome everyone to the Civitas Research acquisition of Crestone Peak Resources conference call.

At this time all participants are in listen-only mode. After the speaker’s presentation, there will be a question-and answer session. (Operator Instructions)

I would now like to turn the conference over to Marianella Foschi. Please begin.

Marianella Foschi: Good morning everyone, and thank you for joining this call on short notice. I am Marianella Foschi, Chief Financial Officer of Extraction Oil & Gas.

Earlier this morning, Civitas Resources, which will be formed upon the closing of the recently announced merger of Bonanza Creek Energy and Extraction Oil & Gas, and now that it has materially advanced its consolidation strategy in the Denver-Julesburg Basin by entering into a definitive agreement to acquire Crestone Peak Resources in an all-stock transaction. The purpose of this call is to discuss that announcement, to walk through an accompanying presentation, and to answer any questions that you might have.

Joining us with prepared remarks are Eric Greager, President and Chief Executive Officer of Bonanza Creek Energy, and Tom Tyree, Chief Executive Officer of Extraction Oil & Gas.

Please be aware that on today’s call we may make forward-looking statements. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Please see the full disclosures regarding forward-looking statements in the Investor presentation and each of our filings within the Securities and Exchange Commission.

On today’s call, we may also refer to certain non-GAAP financial metrics. Reconciliation of certain non-GAAP metrics can be found in both companies’ press releases and SEC filings.

As a reminder, this call is being recorded and a press release and slide presentation regarding today’s news are both available on the Investor Relations section of Bonanza Creek’s and Extraction’s respective websites. They’re also available on the News Release section of Crestone’s website. We encourage you to pull up and refer to the slide presentation as Tom and Eric will be referring to those slides in their remarks.

With that said, I would like to turn the call over to Tom Tyree, CEO of Extraction.

Tom Tyree: Thanks, Marianella, and good morning to everyone on today’s call. As Marianella mentioned, about an hour ago, Bonanza Creek and Extraction announced that immediately following our own merger to form Civitas Resources, Civitas will acquire Crestone Peak resources in an all-stock transaction that values Crestone at $1.3 billion.

Crestone, as many of you know, is a leading energy producer in the DJ Basin with strong ties to the Colorado communities, which it operates. When we announced the Extraction-Bonanza Creek merger just a few weeks ago, we made our ambitions for Civitas very clear. We intend for the company to be a new energy leader, the largest pureplay producer in the DJ Basin and the region’s preferred consolidation partner. We’re also proud that Civitas Resources, including Crestone, will be Colorado’s first net zero oil and gas producer on scope 1 and scope 2 basis.

The Crestone acquisition is a key step in advancing Civitas’ strategy. Crestone’s premium assets are at the frontend of the cost curve. They’re complementary and, in many instances, adjacent to Civitas’ assets. Crestone will enhance Civitas’ scale, in-basin diversification, balance sheet, and liquidity profile. Importantly, Crestone also fits into Civitas’ distinctive E&P business model and shares its organizational and community values, including an aggressive commitment to sustainability.

The acquisition itself is the result of a significant amount of mutual due diligence among Extraction, Bonanza Creek and Crestone. This diligence and dialogue included direct discussions between Extraction and Crestone even before our merger discussions with Bonanza Creek. At the time, Extraction and Crestone were unable to reach a standalone agreement, but the effort extended ultimately laid the groundwork for how quickly we were able to negotiate this compelling acquisition that we’re announcing this morning.

With that, I’d like to turn to the presentation that’s available on our website and begin on Slide 3. Based on the share price of Bonanza Creek as of market close on Friday, with the addition of Crestone, Civitas is expected to have an aggregate pro forma enterprise value of approximately $4.5 billion. The combined company will operate a production base of approximately 160,000 BOE per day with proved reserves of 530 million BOE across more than 0.5 million net acres in the DJ Basin.

Estimated 2022 EBITDA is more than $1.3 billion, reflecting approximately $45 million in annual synergies generated by the Crestone integration in addition to approximately $25 million in expected synergies associated with the Bonanza Creek Extraction merger. Free cash flow will be substantial and over $575 million estimated for 2022.

But as important, long-term free cash flow is supported by approved developed asset base pro forma for the Crestone acquisition with a PV-10 of $3.6 billion and an inventory of 1,200 highly economic drillable locations.

If you’ll turn to Slide 4, the quality of the Civitas producing properties and development inventory is reflected by the moderate amount of capital required to generate flat to low growth in our production. Our expectation is that roughly half of our EBITDA will be required for reinvestment.

Crestone’s premium assets are expected to provide even more scale to Civitas’ asset base, further enhancing our industry-leading cost structure with G&A and LOE together of less than $4 per BOE. Civitas will also maintain its industry-leading balance sheet with pro forma leverage and 0.5 times EBITDA. All in all, this will generate a significant and increasing free cash flow yield together with a commitment to return a meaningful share of that cash to Civitas’ shareholders.

And to that point, the synergies generated by the integration of Crestone will fund a further increase in Civitas’ distributions from the previously announced annual dividend of $1.60 per share to a $1.85 upon the Crestone closing, with the continued potential for additional increases, share purchases and special dividends.

While the Bonanza Creek merger and the Crestone acquisition are each expected to confer significant value upon our financial shareholders, it’s important to note that Civitas’ focus extends to all of our stakeholders.

Civitas will expand on the environmental, social and governance initiatives already being pursued by Extraction, Bonanza Creek, and Crestone demonstrated by the combined companies’ commitment to achieve net zero emissions through an intensive continuing focus to reduce operational emissions in a multiyear investment and certified emission offsets.

These values align with Crestone in its primary shareholder, CPP Investments, which maintains an aggressive commitment to sustainability and has demonstrated commitment to operational strength and efficiency along with its introduction of innovative ESG practices.

Turning to Slide 5, the Crestone acquisition is an all-stock transaction that we expect to close in the fall of this year. It’s subject to customary closing conditions, including the approval of Bonanza Creek shareholders in the consummation of the merger between Bonanza Creek and Extraction. The boards of all three companies have unanimously approved the merger as have Crestone’s shareholders.

Under the terms of the agreement, Crestone shareholders will exchange 100 percent of their equity for 22.5 million shares of Bonanza Creek common stock. On completion of the transaction, Bonanza Creek and Extraction shareholders will each own approximately 37% percent to Civitas, and Crestone shareholders, including CPP Investments, will own approximately 26% of Civitas.

As previously disclosed, Eric Greager will be CEO of Civitas and Ben Dell will be Chairman of the Board. The board itself will increase from eight to nine members. Extraction and Bonanza Creek will each designate four directors and CPP Investments will designate one director. All board members will stand for reelection annually in line with governance best practices.

And with that, let me turn it over to Eric Greager, the soon-to-be CEO of Civitas Resources.

Eric Greager: Thanks, Tom. Before I move on to Slide 6, I want to briefly comment on a fire incident that occurred this past Saturday afternoon at Crestone Peak well pad in Arapahoe County. The wells on the pad were undergoing fracture stimulation and were not flowing hydrocarbons. The fire was quickly contained. There were no reported injuries, and all workers who are at the site are safe and accounted for.

Bonanza Creek, Extraction, and Crestone Peak are focused on safety as our highest priority and core value. Each of our companies have policies, procedures and controls in place to prevent and, if necessary, to fully address any incident. To that end, we are closely aligned with first responders in the area and would like to thank them for their swift response this past Saturday. Crestone is thoroughly evaluating the cost of the event and their team will provide any further updates as they become available.

Now turning to Slide 6. It is important note that the Crestone acquisition will not result in any changes to the executive leadership structure announced as part of the Extraction-Bonanza Creek merger.

Ben Dell, current Chair of the Board of Extraction, will serve as Chair of Civitas, and I will serve as President and CEO of Civitas. Other previously announced senior management positions for Civitas also remain unchanged.

As you will also see on Slide 6, compensation for the Civitas management team will be tied, in large part, to company performance, primarily in stock. This will contribute to alignment with shareholders and should serve as a model in the industry.

I’ll pause for a moment on Slide 7 to reiterate that the Crestone acquisition is accretive on estimated 2022 key metrics, including cash flow per share, dividend per share, inventory depth and quality, credit quality, cost of capital, and cash cost structure.

On Slide 8, when we announced the Extraction and Bonanza Creek merger last month, we told you that we expect a peer-leading cash cost structure, low financial leverage, responsible stewardship of resources, value conscious operatorship and a transparent accessible leadership team. The Crestone addition enhances all these attributes.

Civitas also remains committed to providing a progressive framework for achieving ESG targets, which will help serve the interest of our partners, employees, and the communities in which we operate. Only now, Civitas will be setting on a larger base of high-quality assets with expanded operational flexibility across the basin.

On Slide 9, we show the sources and uses of cash flow in 2022 as a representation of how it will prioritize the allocation of capital over time. With the Crestone acquisition, Civitas will generate flat to low production growth with moderate reinvestment through efficient management of its premium properties in the DJ.

Over time, we’ll reinvest about half of our EBITDA while liberating the balance as free cash to be allocated to the highest returning opportunities. This disciplined reinvestment will maximize free cash flow to support material dividends, including the payment of the $1.85 per share annual dividend effective at closing.

Slide 10 summarizes the anticipated synergies and operational efficiencies to be derived from the Crestone acquisition. As previously mentioned, the integration of Crestone is expected to result in approximately $45 million of annual synergies in addition to approximately $25 million in previously announced expected annual synergies associated with the Bonanza Creek-Extraction merger for a total of $70 million in expected annual synergies.

The acquisition will also enhance the Civitas financial profile and accelerate cash returns to shareholders. We anticipate that the previously announced Civitas annual dividend of $1.60 per share will be increased to $1.85 at the Crestone closing with a continued potential for share repurchases and special dividends.

On Slide 11, we showed a position of Civitas relative to peers on leverage ratio and a proxy for cash costs. On Slide 12, we show Civitas relative to peers on total production, liquids mix, and EBITDA. This is a cost in margin business and a combination of high liquids and low cash cost drives margin expansion, amplifying profitability.

On Slide 13, we highlight the implied EV to EBITDA multiple of Civitas, as well as the free cash flow yield. And it’s clear that with the increase scale and relevance, there’s a significant opportunity for multiple expansion.

On Slide 14, we show the complementary nature of the Civitas asset base with the addition of Crestone. With leasehold in key areas of the DJ Basin, we’ll continue to realize opportunities for operational and marketing optimization, as well as disciplined organic growth benefiting shareholders.

Slide 15 really highlights the depth and high-quality of the Civitas economic inventory. As you can see, more than 150 of our approximately 1,200 total locations provide an IRR above 100%. It’s really a testament to the strength and diversification of the Civitas premium asset base.

Slide 16 helps complete the picture around the opportunities for operating efficiency, gathering and marketing optimization, and accumulation of synergy value all to the benefit of shareholders.

On Slide 17, you’ll note, like Civitas, Crestone Peak has maintained an aggressive commitment to sustainability as demonstrated to its advances and identifying and adopting new technologies that reduce the temporary impacts of energy production on nearby communities. We are proud that Civitas will be Colorado’s first carbon neutral oil and gas producer, and Civitas will continue to expand on the best-in-class ESG initiatives currently pursued separately by Extraction, Bonanza Creek and Crestone.

In particular, Civitas will continue to make progress toward reducing operational emissions. To accomplish this, we will be deploying a suite of environmental best practices that include retrofitting legacy facilities, plugging legacy wells, and reducing or eliminating flaring, among many others.

On Slide 18, we highlight a few more of ESG initiatives underway, which we previously discussed when announcing the Extraction-Bonanza Creek merger. We believe in responsible stewardship of all resources: air, water, land, human and capital. Like Extraction and Bonanza Creek, Crestone Peak has been working hard to improve environmental performance, and we’re eager to combine skills, talent and knowledge to advance the improvements across our operations to help ensure our license to operate.

We look forward to reinforcing a culture of performance to cultivating and maintaining a transparent, diverse, and inclusive merit-based culture. We are committed to best-in-class air monitoring technology and facility validation, and we will be seeking a responsibly sourced gas designation for the energy resource that we produce. From E.V. fleet adoption to community solar facilities, to financing a community fund to sponsor local grants and scholarships, we are committed to being an industry leader in ESG.

On Slide 19, as Tom noted earlier, with the Crestone Peak acquisition, Civitas board will increase from eight to nine directors. This board brings together a diverse group with decades of relevant experience across critical capabilities and includes individuals who have a depth of knowledge and experience outside the energy space. It reflects exceptional competence, diversity and governance standards, which are consistent with our focus on share price performance and our commitment to industry-leading sustainability practices.

On Slide 20, I want to focus on the accelerated distribution model. Organically, we’ll maintain mostly flat production overtime at about 50% reinvestment rate. With disciplined capital deployment, operational and cost excellence, and focus on shareholder value, we’re putting into action on E&P business model that is ideally suited to deliver for all of our stakeholders.

With that, I’d like to turn it over to the operator for any questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Your first question comes from the Leo Mariani with KeyBanc.

Leo Mariani: Hey, guys. I was hoping to just kind of clarify a couple things here. I wanted to get a sense of how much debt is getting added as a result of the Crestone purchase. I didn’t see that number anywhere. I was just kind of guesstimating somewhere around $240 million and would that all be bank debt. Is that number about right? Just trying to get a sense of what you guys are adding on the leverage side here.

Eric Greager: Yes, that’s real closely. This is Greager. Thanks for tuning in this morning. 248 is the number we think, and it is all bank debt. It’s on their RBL, and we would simply take it on to our RBL.

Leo Mariani: Okay, very good. And then just in terms of the production you’re picking up in the deal, it looks like the current production of Crestone Peak right around 45,000 BOEs per day. It seems like pretty much the same plan you guys have with Civitas, which is to keep that flat into 2022 here. Could you give us a bit more detail on that production? Like what’s the oil cut there, how much of that is gas? I just want to get a better sense of the volumes you’re picking up.

Eric Greager: Yes, it’s pretty consistent. I’m just flipping to the slide here, Leo, that helps that conversation along. I think it’s like 12.

You look at Civitas, we had 65% liquids mix and Civitas plus CPR is just a little bit higher at 66%. Obviously, the key asset down in the south and what Crestone Peak calls Watkins, we call Watkins, Extraction calls Hawkeye, and is sometimes referred to as the Lowry Bombing Range, so you might hear us refer to it in any one of those three. However, for the oil side, it’s about 46% oil, so that’s was a little bit above Extraction and a little bit below Bonanza Creek, but pretty well in line on a mix basis with Civitas Resources.

Leo Mariani: Okay, that’s helpful. And then just mechanically here, can you kind of talk us through how the vote is going to work from a Bonanza Creek shareholder perspective? Are you guys going to be asking Bonanza to vote on this deal kind of simultaneously with XOG or separately? I’m just trying to get a better sense of how this is going to play out mechanically from a shareholder approval perspective.

Eric Greager: Yes. So I’ve got Skip here in the room. I’ll take a whack at it. And then if I’ve missed anything, Skip’s here to back me up.

We really have two conditions that need to be, other than regulatory conditions, two conditions that need to be satisfied. The first is a successful vote by the Bonanza Creek shareholders. And the second, so that is approving the Crestone Peak deal. But they have to approve the Extraction deal first. Our Bonanza Creek shareholders will have the opportunity to approve the Crestone Peak deal on top of the Extraction deal, but one is conditioned on the other.

Leo Mariani: Okay, very helpful. Thanks guys.

Unidentified Company Representative: I can just add real quick, sorry. But the XOG vote will be just going on the Bonanza Creek merger. XOG shareholders don’t have to vote on the Crestone Peak merger, but it’s all going to happen simultaneously. Bonanza Creek shareholders will vote on a few valid items, one for the Extraction merger transaction and one for the Crestone Peak transaction, but it all happened once.

Eric Greager: Thank you.

Leo Mariani: Okay, thanks guys.

Eric Greager: Thanks, Leo.

Operator: (Operator Instructions) Your next question comes from a line of Noel Parks with Tuohy Brothers.

Noel Parks: Good morning.

Eric Greager: Good morning, Noel.

Noel Parks: It sounds like another very interesting deal. I heard Crestone come up as certainly something that I guess now either company would take a look at, but sort of [consummation] so fast is definitely striking.

Can you just give a sense for what the criteria will be going forward as you -- as you formulate your operational plan across what ultimately will be the four properties of what were four separate companies?

And yes, I totally understand that, as a general principle, you’re going to pursue the highest return on activities, but as the footprint now has grown so much are -- I mean are there going to be implications for efficiency as far as, just for instance, a given rig being confined more to a particular geographic area where you might have moved it around more and have just the best economics. I’m just interested in what that might mean for deficiency going on as you -- as you look across the whole portfolio.

Eric Greager: Yes, thanks, Noel. It’s a good question and I don’t want to get too far ahead of the -- what will be the new Civitas board. We still have some optimization work to do as integrating kind of three lanes into one and really work in the details out in the development plan.

But broadly speaking, we think it’s going to take something in the range of three-level loaded full-time drilling rigs and probably about three-level loaded frac crews to accomplish the broadly flat 50% reinvestment rate.

And obviously, we’ll be pursuing opportunities based on the creaming function based on the highest return. And they’ll -- with three rigs running and three frac crews running because these aren’t just numbers on a page, these are hundreds of tons of equipment that have to be moved from location to location, it certainly …

Noel Parks: Right.

Eric Greager: … benefits us to concentrate those in areas. And if you didn’t fully appreciate in our tone and in our commentary, the real -- the real dimension about this deal that we find most interesting, obviously, the EBITDA is interesting, obviously, the value creation and the -- and the price is all very interesting, but it really brings a lot of high-quality inventory. And that inventory means we’re going to be tilted toward leaning into that high-quality inventory.

And so, what I would -- what I would expect is that you’re going to see, probably one -- perhaps one in a fractional rig developing in the Watkins asset over the next couple of years on a priority basis.

The good news is Crestone Peak worked long and hard and has great relationships with all of the local municipalities, Aurora and the various county authorities, and those permits are in hand, many of them are ready to go, and that creates optionality for the -- for the Civitas organization. So, let me just [stop] there and see if there’s anything you want to pick up on in that conversation.

Noel Parks: Thanks, Eric. It’s just what I was looking for. And you mentioned on the ESG front, certainly, this initiative like plugging wells, retrofitting from legacy facilities, and I’m assuming also more in terms of monitoring equipment and so forth.

What -- is that the sort of initiative that, I guess, depending on the state of some of the legacy wells in the various former companies, is that sort of a steady state consumption of time, effort, and capital going forward (inaudible) for cleanup retrofitting-type projects, is that a two- year plan, a three-year plan or rolling sort of constant plan that goes forward?

And along with that, I’m just wondering on the -- typically, you’re -- you have equipment purchases that support that. Does your scale now with all the companies combined, does that give you any advantages? You wouldn’t have had necessarily say if you were just doing work on just the HighPoint properties, for instance?

Eric Greager: Yes, I think it does. So, for example, Bonanza Creek extraction and Crestone Peak are all customers of project Canary. We’re all using the full-time autonomous surveillance units on a variety of locations and a variety of applications.

So, we’re all gathering data and we were all running down kind of parallel roads. Combining the opportunities, combining the purchasing power certainly gives, I think, the combined company more of a, I don’t know, a leverage position there.

But more importantly, we can test technology, we can work together with innovators and technology solutions providers in -- across the asset base to advance up the curve, I think a little bit faster than the three would be able to afford independently.

We’ve got obviously a deep set of skills considering the three companies operated in kind of different environments and had a variety of different skills, putting that together and figuring out kind of where the most attractive opportunities are, whether it’s leak detection and autonomous surveillance or electrification.

I think putting together these companies into one will not only combine the competencies, skills and talents, and allow those ideas to sort of collide into one another and create better solutions, but also create economies that will allow us to buy perhaps in bulk at a deeper discount.

Noel Parks: Great. That’s all I got, thanks.

Eric Greager: Thank you, Noel.

Operator: Your next question comes from the line of Michael Scialla with Stifel.

Michael Scialla: Yes, maybe just to follow up on the last question, you mentioned getting to net zero emissions immediately, does that include buying carbon credits? Is that how you get there?

Eric Greager: Yes, it does, Mike. We’re intending on doing absolutely everything we can to reduce operational emissions. And there’s a -- there’s a nice chart in the deck which I know you saw that puts the Company’s operating on the Western side, [Exogen] Crestone Peak kind of further down into the right which is a more favorable position and helping Bonanza Creek and HighPoint sort of figure out how to advance faster and farther down into the right.

But even when you’ve gotten as far down into the right as you can possibly go, our business has a carbon footprint. And even when we’ve sort of theoretically done absolutely everything possible to eliminate operational emissions, there are residual emissions. And we use emissions offsets or carbon offsets to create the kind of scope 1 and scope 2 carbon neutrality.

Michael Scialla: (Inaudible) an estimate, Eric, on what the annual cost for the offsets will be?

Eric Greager: I’m sitting here with Brian Cain. Brian can probably tell you something about the pricing framework in the marketplace there for carbon offsets.

Brian Cain: Yes. We haven’t publicly disclosed the allowance for that spend on an -- on an annual basis, but we are looking at a blended portfolio of U.S. international projects that will include Colorado projects all procured through the four major registries.

And the key consideration is that our ESG program and our goals haven’t changed from the last announcement. Crestone is closely aligned. And as Eric said, the idea is to reduce and, where possible, eliminate emissions through operational improvements as a first priority.

And where those emissions cannot be eliminated with current technology or practices, we’ll offset using those certified offsets procured through those four major registries. So, right now, generally speaking, pricing, you can get a ton offsets for anywhere between $2 to $5 on a mixed basis or international and U.S. are obviously going to be a little bit higher.

Michael Scialla: Okay, thank you. And, Eric, I know when you get the -- formed Civitas, you’re pretty upfront that there’s a lot of private companies here that make a lot of sense, so this isn’t, I guess, really surprising, but the timeframe is awfully quick.

I’m wondering how competitive was this deal? Were you worried that this could get away from you? And as you look at the other privates that you’ve got mapped out, is there a concern that this is going to be very competitive and you need to be quick in continuing to roll up the base in here?

Eric Greager: That’s good question, Mike. I don’t -- I don’t consider the basin particularly competitive from a capital inflow and buyers bidding perspective. There still seems to be a lot of acrimony and/or sort of angst around potential for future regulatory changes.

We feel very good about the environment which obviously puts us in a position of strength in terms of operating. But I think as evidenced by the discount and multiples relative to other basins, they’re still some resistance to new capital flowing into DJ, and that’s allowing us to execute consolidation strategy.

I don’t think we’re going to -- we’re going to waste a lot of time, but I don’t think we have to -- we have to feel a lot of bidding pressure. There’s just not that much competition for bidding up the assets.

And I think more importantly, the question is, how quickly can you do it to capitalize on an open window and the culture around valuing consolidation before you know something, changes in the -- in the calculus -- in the -- in kind of the macro calculus that might change the views.

So, we’re going to be, I think, as prompt as reasonable, but we’re going to continue to be real value conscious. We have been deliberate and disciplined in our work all the way through the -- obviously, the Bonanza Creek history between selling the Mid-Con non-core assets at the top of the market to acquiring HighPoint’s assets at the bottom of the market, the merger of equals with extraction that was very accretive to Bonanza Creek shareholders, and now this acquisition by the Civitas Group of Companies.

It’s really all about driving value, creating value for shareholders and taking that kind of accumulated synergy value and creating a sustainable return and sustainable allocation back to the shareholders.

So, Mike, I guess that’s a long way of answering a short question, which is we’re not going to be slow and sloggy about it. We’re going to be prompt but we’re really interested in creating value for our shareholders. And I think you’ve seen that all along in our performance and behavior and I think you should expect to see that going forward.

Michael Scialla: Pretty good. Thank you.

Eric Greager: Thank you, Mike.

Operator: Your next question comes from the line of Jeff Robertson with Water Tower Research.

Jeff Robertson: Thank you. It looks like on Slide 15 that most of the Civitas’ highest return locations are concentrated in the West and the South. I’m wondering with the increased scale you all have with the Crestone Peak assets in the South, can you talk about what specific steps you can take on those assets to improve the margin that may be neither company could have achieved on its own?

Eric Greager: Yes. Hey, Jeff. Yes, so this is Eric Greager. The -- you’re right about the concentration of assets, which is what’s driving these last two major steps in the consolidation efforts.

We will continue to take advantage of marketing opportunities that improve our realized pricing. We’ll continue to invest in oilier assets because those oilier assets are obviously going to drive margins higher because the oils are higher value commodity stream.

And probably most importantly, as larger organization, we can manage our cash cost structure. And if you -- if you focus on the higher value stream products and you minimize your cash cost, that’s best we can tell, one of the most durable ways to expand your margin, your EBITDA margin or cash flow margin.

What we can do specifically is continue to focus on the relationships along the Western side, investing in those relationships and those municipal and operator agreements. Also down in the South and Watkins, continue to generate permit inventory and expand the opportunities to drive low cash costs, low lifting costs, high-value productions.

Matt Owens: Jeff, this is Matt. I’ll just -- I’ll just add a little bit onto that. You’re right, most of our high-quality inventory are in the Western and Southern areas. And I think what this combination brings, and you can tell on Slide 3 with the overlap in the acreage that Crestone has both in the Southwestern portion of Weld County but also down in the Watkins area, we should be able to utilize a lot of each other’s surface agreements, operator agreements and bring forward some of that inventory that may have been further down the road if companies -- if the two companies remain standalone. So, I think bringing some of that forward is going to be another big value driver in this consolidation.

Jeff Robertson: Thanks. So, Matt, basically, that enhances the economics of what was extractions acreage down there by having a bigger footprint?

Matt Owens: Yes, both of those, there’s a lot of ways that it -- that it increases the value. If we can share surface locations, you’re obviously saving midstream costs that don’t have to be duplicate -- duplicative.

There’s a lot of ways to extend laterals, which then save facilities’ costs for each well. So, we’re digging into that right now, but we’re excited about the opportunity. We see a lot of value by consolidating these two positions.

Jeff Robertson: Great. Thank you very much.

Matt Owens: Thanks, Jeff.

Operator: (Operator Instructions). Your next question comes from a follow-up of Leo Mariani with KeyBanc.

Leo Mariani: Hey, guys. I was hoping if you could provide a little bit more color on the $45 million of synergies here. Just kind of eyeballing one of these charts here and it looks to be maybe about three quarters of that or so is G&A. Can you -- can you verify that if that’s about right and maybe just talk through some of the other components? I see there are some capital synergies and maybe some LOE here as well. And maybe just talk generally about the timeframe in terms of how you would expect to achieve those synergies.

Matt Owens: Leo, this is Matt. You’re correct about three quarters of that is going to be coming from G&A. Again, when you look at the overlap of the two company positions, that’s the main difference between the Civitas acquisition. We didn’t have that kind of overlap between Extraction and Bonanza Creek.

But in this field, there’s a significant amount of overlap, and most of the G&A is going to come from office consolidation and reduced headcounts. But then the next largest portion is going to come on the LOE side.

Just with the overlap in the producing assets, we believe we’ll be able to optimize routes and save a lot of G&A that the two standalone companies would have to incur not being combined. So, those are the two large value drivers. They probably make up 90% or more of that $45 million on recurring synergies.

Leo Mariani: Okay. And then from a timeframe perspective, is there any kind of high-level indication you can kind of throw out there in terms of when you expect to achieve it?

Matt Owens: We’re going to be working through that, obviously, up until close. I would expect that to -- I would expect the pro forma organization to be set up the way that we want it to be probably in the first quarter of next year as the latest.

Leo Mariani: Okay.

Matt Owens: Yes, Leo, likely to -- likely to have multiple steps not unlike the HighPoint-Bonanza Creek example we just went through. There was a fair -- a fair component of -- or a fraction of the G&A reduction in force that took place at closing and there are some back office efficiencies related to doing it that way.

But one of the things we really don’t want to do is cut the business too short, so likely to bring more talent and skill into the organization on a transition basis. So, it’s kind of a multi-step process. There’s a -- there’s kind of a Day 0 reduction in force for those that you are confident or redundant, those roles that are redundant.

But then there’s a transition period. And since we’re bringing three companies together at once, that transition period is likely to be -- to have more full-time employees associated with transition that -- than you would if you are simply bringing two companies together.

Leo Mariani: Okay, that’s very clear for sure. And maybe just lastly here, obviously, you’re focusing a lot on this kind of Watkins area, I guess you -- like you said, I guess for the Extraction asset basically, they call it Hawkeye, having sort of good overlap there.

Just in general, obviously, the Western and Southern flying assets clearly are a new area for the traditional combines, Bonanza Creek, HPR asset base, can you talk to any of the challenges you might expect there from a regulatory perspective and can you give any kind of high-level ballpark sort of maybe years of permit inventory that Crestone Peak has in the flat production scenario?

Eric Greager: Yes. So, let me touch on permit inventory first. The combined companies, so that’s BCEI plus HighPoint plus Extraction plus Crestone Peak, has upwards of 400 total permits in inventor, just shy of 400.

Now, that includes some permits in Hereford and Grover. So, if you take those out then you’ve got over 300 permits in inventory on kind of the core high-quality Wattenberg plus Watkins-Hawkeye. That’s a very kind of strong inventory of permits to start from.

In terms of challenges, we -- we’re really pleased with the degree of integration that we -- that we’ve already we’ve forgotten to draw a line to and created plans for. This real -- the Extraction-Bonanza Creek was a true merger of equals. I mean we were integrating processes and workflows and people at every level.

We’re going to have all the requisite experience and knowledge in Civitas from Crestone Peak and Extraction to operate very effectively along the Western flank and all the requisite experience and knowledge of HighPoint Resources and Bonanza Creek to operate along the Eastern flank and North and the Hereford.

So, I’m really confident that we’ll have everyone we need, all the workflows, skills, talents and tools to be the premiere operator in DJ. And it’s really just a question of, along the way, keeping folks up to speed on the progress.

But if our integration with HighPoint is any indication, we’ve been at it since [401] and we’re damn near complete and that’s way ahead of schedule in terms of the integration and we’re way ahead on cost synergies as well. So, based on that experience, I’m very confident we can -- we can bring the full force of the very best people and workflows of all four companies into Civitas.

Leo Mariani: Okay, great. Thanks a lot guys.

Eric Greager: Leo, thank you.

Operator: We’ve reached the a lot of time for questions. I would like to turn the call back to Eric Greager for any additional or closing remarks.

Eric Greager: Thank you. I just wanted to thank everyone for joining us this morning on short notice. Feel free to reach out and we -- we’d love to schedule additional one-on-ones for anyone that didn’t get a question asked or didn’t get any time. Thank you.

Operator: Thank you for participating in today’s conference call. You may now disconnect your lines at this time and have a wonderful day.

No Offer or Solicitation

This communication relates to merger transactions between BCEI and XOG and between BCEI, Crestone Peak and XOG (collectively, the “Mergers” or the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act. BCEI intends to issue the Merger Consideration in connection with the Crestone Peak Merger in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, BCEI and XOG intend to file materials with the SEC, including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the XOG Merger (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, CRESTONE PEAK, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation

BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s, XOG’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI, XOG’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI Common Stock in the Transactions or that shareholders of XOG may not approve the XOG Merger Agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the XOG Merger Agreement or the Crestone Peak Merger Agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI, XOG and Crestone Peak; the effects of the business combination of BCEI, XOG and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither BCEI nor XOG assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.